SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

MINISTRY OF MINES AND ENERGY
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Public Company)
CNPJ. Nº 00001180/0001-26

NOTICE TO SHAREHOLDERS

The Company inform that it has received from the Shareholder(s) RAFAEL RODRIGUES ALVES DA ROCHA, holder of ordinary and preferred shares, pursuant to CVM Instruction 481/09 and Ofício Circular CVM/SEP/No. 02/2015, information of candidates for positions on the Board of Directors and Audit Committee, whose election will take place at the Annual General Meeting to be held on 30 April 2015.

The candidates nominated by the Shareholder(s) indicated above aiming vacancies provided in Articles 141, paragraph 4, I and II, and 161 and its paragraphs of Law 6,404/76, were:

Candidates	Position	Nomination
João Antônio Lian	Board of Directors	Ordinary Shares
Manuel Jeremias Leite Caldas	Board of Directors (full member)	Ordinary Shares
Fernando Cezar Maia	Board of Directors (alternate)	Ordinary Shares
Robert Juenemann	Board of Directors (full member)	Preferred Shares
Guilhereme Silva Roman	Board of Directors (alternate)	Preferred Shares

The exception of the qualifications of candidates, as correspondence attached, were not available yet other information about the candidates mentioned above , including those listed in Item 10 of the Reference Form.

Brasília, April 27, 2015.

Armando Casado de Araújo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.